UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

TCW DIRECT LENDING VII LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

0001715933
(Issuer's CIK Number)
(CUSIP Number)

April 13, 2018
(Date of Event which Required Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐            Rule 13d-1(b)
☒            Rule 13d-1(c)
☐            Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

NLGI US Private Debt Fund I
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
-
	6.	Shared Voting Power

860,000 Common Units

(Refer to Item 4 below)
	7.	Sole Dispositive Power
-
	8.	Shared Dispositive Power

860,000 Common Units

(Refer to Item 4 below)
9.	Aggregate Amount Beneficially Owned By Each Reporting Person

860,000 Common Units

(Refer to Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11.	Percent of Class Represented by Amount in Row (9)*

17.1%[1]
12.	Type of Reporting Person (See Instructions)

FI (Non-US Trust)

1 The percentages used herein are calculated based upon 5,041,250 Common Units issued and outstanding as of April 13, 2018, which reflects the number of Common Units issued and outstanding as of the date of this filing, as confirmed by the Issuer.

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Nippon Life Global Investors Americas, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization

New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
-
	6.	Shared Voting Power

860,000 Common Units

(Refer to Item 4 below)
	7.	Sole Dispositive Power
-
	8.	Shared Dispositive Power

860,000 Common Units

(Refer to Item 4 below)
9.	Aggregate Amount Beneficially Owned By Each Reporting Person

860,000 Common Units

(Refer to Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11.	Percent of Class Represented by Amount in Row (9)*

17.1%[1]
12.	Type of Reporting Person (See Instructions)

IA

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Nippon Life Insurance Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization

Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
-
	6.	Shared Voting Power

860,000 Common Units

(Refer to Item 4 below)
	7.	Sole Dispositive Power
-
	8.	Shared Dispositive Power

860,000 Common Units

(Refer to Item 4 below)
9.	Aggregate Amount Beneficially Owned By Each Reporting Person

860,000 Common Units

(Refer to Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11.	Percent of Class Represented by Amount in Row (9)*

17.1%[1]
12.	Type of Reporting Person (See Instructions)

FI (Non-US Life Insurance Company)

SCHEDULE 13G
Item 1.

(a)	TCW Direct Lending VII LLC

(b)	Address of Issuer's Principal Executive Offices

200 Clarendon Street, 51st Floor
Boston, Massachusetts 02116

Item 2.

(a)	Name of Person Filing

NLGI US Private Debt Fund I
Nippon Life Global Investors Americas, Inc.
Nippon Life Insurance Company

(b)	Address of Principal Business Office or, if none, Residence

NLGI US Private Debt Fund I
c/o MUFG Fund Services (Cayman) Limited
2nd Floor, Strathvale House
90 North Church Street
George Town
P.O. Box 609
Grand Cayman, KY1-1107
Cayman Islands

Nippon Life Global Investors Americas, Inc.
277 Park Avenue, 34th Floor
New York, NY 10172

Nippon Life Insurance Company
1-6-6 Marunouchi
Chiyoda-Ku, Tokyo 100-8288

(c)	Citizenship

NLGI US Private Debt Fund I – Cayman Islands Unit Trust
Nippon Life Global Investors Americas, Inc. – New York corporation
Nippon Life Insurance Company – Japanese mutual life insurance company

(d)	Title of Class of Securities

Common Units

(e)	CUSIP Number

Not Applicable. Issuer's CIK Number is 0001715933.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check
Whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78o)
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15
U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.                Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
NLGI US Private Debt Fund I (the "Fund") owns 860,000 Common Units of the Issuer (the "Subject Units").   Nippon Life Global Investors Americas, Inc. ("NLGIA") serves as the investment manager of the Fund, and by virtue of its role as the investment manager may be deemed to share voting and dispositive power over the Subject Units and thereby may be deemed to be a beneficial owner of the Subject Units.  Nippon Life Insurance Company ("Nippon") owns 100% of the equity interest of NLGIA, and by virtue of its ownership of NLGIA may be deemed to share voting and dispositive power over the Subject Units and thereby may be deemed to be a beneficial owner of the Subject Units.  Nippon also holds a majority of the equity interests in the Fund.
The percentages used herein are calculated based upon 5,041,250 Common Units issued and outstanding as of April 13, 2018, which reflects the number of Common Units issued and outstanding as of the date of this filing, as confirmed by the Issuer.

(a)	Amount Beneficially Owned
NLGI US Private Debt Fund I - 860,000 Common Units
Nippon Life Global Investors Americas, Inc. - 860,000 Common Units
Nippon Life Insurance Company - 860,000 Common Units
(b)	Percent of Class
NLGI US Private Debt Fund I – 17.1%
Nippon Life Global Investors Americas, Inc. – 17.1%
Nippon Life Insurance Company – 17.1%
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
-
(ii) Shared power to vote or to direct the vote
NLGI US Private Debt Fund I - 860,000 Common Units
Nippon Life Global Investors Americas, Inc. - 860,000 Common Units
Nippon Life Insurance Company - 860,000 Common Units
(iii) Sole power to dispose or to direct the disposition of
-
(iv) Shared power to dispose or to direct the disposition of
NLGI US Private Debt Fund I - 860,000 Common Units
Nippon Life Global Investors Americas, Inc. - 860,000 Common Units
Nippon Life Insurance Company - 860,000 Common Units

Item 5.                Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Not applicable
Item 6.                Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable
Item 8.                Identification and Classification of Members of the Group
Not applicable
Item 9.                Notice of Dissolution of Group
Not applicable
Item 10.           Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
Exhibits
99.1            Agreement of Joint Filing by and among the Reporting Persons
[The rest of the page is intentionally left blank]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: April 23, 2018

NLGI US PRIVATE DEBT FUND I

By: MUFG FUND SERVICES (CAYMAN) LIMITED acting solely in its capacity as trustee of the NLGI US Private Debt Fund I

By:	/s/ Sophia Graham /s/ Jason Perras CPA, CA

Its: Authorized Signatory Authorized Signatory

NIPPON LIFE GLOBAL INVESTORS AMERICAS, INC.

By:	/s/ Hironobu Suzuki

Its: Senior Executive Vice President

NIPPON LIFE INSURANCE COMPANY

By:	/s/ Akitoshi Yamada

Its: Deputy General Manager